Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 21-6

Alianza Minerals Acquires Additional Data for Yanac Copper Porphyry Project, Peru

Vancouver, BC, April 28, 2021 - Alianza Minerals Ltd. (TSX-V: ANZ, OTCQB: TARSF) (“Alianza” or the “Company”) reports it has acquired additional data pertaining to the Company’s Yanac Copper Project in Peru. Yanac is a drill-ready copper porphyry project located 50 km northeast of the town of Chincha Alta and 60 km from the Pacific coast.

The data obtained is from a five hole reverse circulation drill program totalling 1,135 metres conducted in 2005 under a joint-venture between the Japan Oil, Gas, and Metals Corporation (JOGMEC) and Phelps Dodge. One hole from the 2005 program returned 232 metres averaging 0.23% Cu and 0.015% Mo. Interrogation of the detailed drill log reveals that this hole was drilled largely within phyllic altered rocks leaving the enticing possibility that the potassic core of the system has not been properly tested. The data from the program will be further evaluated and incorporated into the existing database to target follow up drilling.

Work on the property identified a 1.2 by 0.9 km target area consisting of copper-molybdenum soil geochemistry, chargeability and magnetics anomalies. This work was funded through an Alliance between Alianza’s predecessor, Estrella Gold and Cliffs Natural Resources in 2011-2014. This defined a target area of porphyry style alteration and mineralization (pyrite-chalcopyrite-copper oxide-molybdenite) surrounded by a halo of quartz-pyrite veining. Chargeability anomalies suggest the porphyry target may extend at depth. A change in corporate direction at Cliffs resulted in termination of the alliance prior to the planned drilling.

Alianza is actively seeking a partner to conduct the next phase of drilling at Yanac, testing the observed porphyry system at surface and potential extension to depth.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has one project (Tim, Yukon Territory) optioned out to Coeur Mining, Inc. and is actively seeking partners on other projects.

The Company is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact: J

ason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.